PROSPECTUS SUPPLEMENT NO. 6 (to Prospectus dated July 28, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-296763

16,072,730 Shares of Common Stock

GAME YOUR GAME, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 28, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-296763) with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 23, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the potential offer and resale from time to time by the stockholders identified in the Prospectus, or their permitted transferees the (“Registered Stockholders”), of up to 16,072,730 shares of our common stock, par value $0.001 per share (the “common stock”), in connection with our direct listing on the Nasdaq Capital Market (“Nasdaq”). We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

Our common stock is currently listed on Nasdaq under the ticker symbol “GYGY.” On September 22, 2026, the closing price of our common stock was $0.8308.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Nadir Ali, who formerly served as our Chief Executive Officer and director, indirectly beneficially owns approximately 58.3% of the voting power of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we do not currently intend to take advantage of any of these exceptions.

Investing in our common STOCK involves a high degree of risk. See “Risk Factors” beginning on page 7 THE prospectus for a discussion of information that should be considered in connection with an investment in our common STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if THE prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 23, 2026

Game Your Game, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-43419	81-4611894
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

405 Waverley Street, Palo Alto, CA 94301

(Address of principal executive offices and zip code)

(415) 223-4630

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GYGY	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On September 23, 2026, Game Your Game, Inc. (the “Company”) issued a press release announcing the full commercial availability of GameGolf KZN AITM, the Company’s next-generation golf performance platform, which is now available for purchase on the Company’s website.

A copy of the press release is being filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated September 23, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2026	Game Your Game, Inc.

	By:	/s/ Soumya Das
Soumya Das
Chief Executive Officer

Exhibit 99.1

Game Your Game Announces Full Commercial Availability
of Next-Generation GameGolf KZN AI™

Redesigned shot-tracking, GPS and AI-analytics platform is designed to give golfers of every skill level clearer insight into their game

PALO ALTO, Calif. — September 23, 2026 — Game Your Game, Inc. (Nasdaq: GYGY) (“Game Your Game” or the “Company”), an AI-powered sports performance technology company, today announces that GameGolf KZN AI, its next-generation golf performance platform, is now available for purchase at gamegolf.com.

Following an initial limited release, Game Your Game has completed the transition of the GameGolf KZN AI™ platform from limited release to full commercial availability for golfers seeking a more intelligent, connected and actionable way to track and improve their performance.

“GameGolf is where our vision becomes real for golfers,” said Soumya Das, Chairman and Chief Executive Officer of Game Your Game. “With full commercial availability, every golfer can now put that vision to work on their own game. We designed GameGolf KZN AI™ to understand how you play and help you play better, and starting today, it is available for purchase.”

From Shot Tracking to Game Intelligence

GameGolf KZN AI™ is designed to go beyond traditional shot tracking. The platform brings together:

●	Automatic shot tracking to capture a golfer’s performance throughout a round

●	Advanced GPS with mapped courses and on-course positioning

●	AI-powered analytics designed to identify patterns and opportunities for improvement

●	Personalized performance insights based on a golfer’s own game

●	On-course intelligence to support smarter strategy and decision-making

●	Connected hardware and software designed to provide a unified golf performance experience

GameGolf’s broader ecosystem is designed to create a continuous feedback loop between what golfers do on the course, how they perform, and how they can improve their game over time. GameGolf has been used by golfers in more than 140 countries since 2014. The platform’s course database and shot dataset of more than 36,000 golf courses mapped and an estimated 300 million shots recorded through January 2024 carry forward into GameGolf KZN AI™.

About Game Your Game, Inc.

Game Your Game, Inc. (Nasdaq: GYGY) is an AI-powered sports performance technology company. The Company develops and markets the GameGolf KZN AI™ platform — an integrated golf performance ecosystem of proprietary shot-tracking hardware and subscription-based software solutions. The platform leverages advanced GPS tracking, embedded neural network technology, and AI-powered analytics to provide golfers of all skill levels with real-time insights, on-course strategy recommendations, and personalized performance data. Game Your Game’s technology has been adopted by golfers in more than 140 countries, with over 36,000 golf courses mapped and an estimated 300 million shots tracked across the lifetime of its platform. The Company is headquartered in Palo Alto, California. For more information, visit www.gameyourgame.com. Altus Sports Group, Inc., a majority-owned subsidiary of Game Your Game, Inc., was formed in August 2026 to build a connected platform for the sports business across talent representation, athlete branding and sports marketing. For more information, visit www.altus-sports.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks and uncertainties, including, but not limited to, the ability of the GameGolf KZN AI™ platform and broader ecosystem to perform as intended and to meet golfers’ expectations; the Company’s ability to sustain full commercial availability of the platform, including its ability to manufacture, fulfill, support and service orders at scale; the risk of product defects, returns, warranty claims and negative customer reviews; the Company’s ability to obtain and maintain the regulatory approves and certifications required to sell its hardware in the markets it targets and/or operates; the Company’s ability to attract subscribers and to convert the first-year membership included with the device into paid renewals, and to retain subscribers thereafter; the Company’s ability to compete effectively in the golf technology market; and other factors identified in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the risk factors described in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, the Registration Statement on Form S-1 (File No. 333-296763) (as amended, the “Registration Statement”), which was declared effective by the SEC on July 28, 2026, and the final prospectus filed with the SEC pursuant to Rule 424(b)(4) that forms a part of the Registration Statement, and other periodic and current reports filed with the SEC from time to time and available for review at www.sec.gov. Furthermore, the Company operates in a competitive environment where new and unanticipated risks may arise. Accordingly, you should not place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this press release, except as required by law.

Investor and Media Contact

KCSA Strategic Communications

Phil Carlson, Managing Director

GYGY@KCSA.com